SECURITIES EXCHANGE COMMISSION


                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                    EDO Corp.

                                (Name of Issuer)
                                     Common
                         (Title of Class of Securities)


              Date of Event Which Requires Filing of this Statement
                                December 31, 2003

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed


                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



                                 (CUSIP NUMBER)

                                    281347104








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1)      Name of Reporting                       Pioneer
        Person                                  Global Asset
                                                Management S.p.A.


         IRS Identification                      98-0362802
         No. of Above

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Italy

         Number of                               (5)  Sole Voting     2,067,757
         Shares                                  Power
         Beneficially Owned                      (6)  Shared Voting
         by Each Reporting                       Power                     0
         Person With                             (7)  Sole Disposi-
                                                 tive Power           2,067,757
                                                 (8) Shared Disposi-
                                                 tive Power

9)       Aggregate Amount Beneficially           2
         Owned by Each
         Reporting Person

10       Check if the aggregate
         Amount in Row  (9) Exclude Certain
         Shares (See
         Instructions)

11       Percent of Class Represented
         By Amount in Row 9.                     9.48%

12) Type of Reporting
         Person (See Instructions)               IA






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Item 1(a)         Name of Issuer.

                  EDO Corp.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  60 East 42nd Street
                  New York, NY 10165

Item 2(a)         Name of Person Filing:

                  Pioneer Global Asset Management S.p.A.

Item 2(b)         Address of Principal Business Office:

                  Galleria San Carlo 6,
                  20122 Milan, Italy

Item 2(c)         Citizenship:

                  Italy

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  281347104

Item 3 The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

                  (Inapplicable)



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Item 4.  Ownership.

(a) Amount Beneficially Owned: 2,067,757

(b) Percent of Class: 9.48%


(c) Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote:        2,067,757

         (ii)     shared power to vote or to direct vote:               0

         (iii) sole power to dispose or to direct disposition of:  2,067,757

iv) shared power to dispose or to direct disposition:                   0

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Inapplicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
                  the Security Being Reported On By the Parent Holding Company.

                  Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

                  Inapplicable.

Item 9.  Notice of Dissolution of the Group.

                  Inapplicable.




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Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


     February 6, 2004
     Date




     /s/Dario Frigerio
     Name: Dario Frigerio
     Title: Chief Executive Officer






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